Kinetics Mutual Funds, Inc.
615 East Michigan Street | Milwaukee, Wisconsin 53202
April 26, 2024
Soo Im-Tang
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Kinetics Mutual Funds, Inc. (the “Company”) Kinetics Spin-Off and Corporate Restructuring Fund (the “Fund”) File Nos. 333-78275 and 811-09303
Dear Ms. Im-Tang:
This correspondence responds to additional comments that the Company received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to our comment response letter filed on April 23, 2024, which was in response to the Staff’s comments (the “Staff’s original Comment”) on Post-Effective Amendment No. 80 to the Company’s Registration Statement on Form N-1A filed on February 28, 2024 (the “Amendment”) with respect to the Fund, a series of the Company. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.With respect to the Company’s response the Staff’s original Comment 9, in the second full paragraph of the response, please use the term “crypto assets” instead of “digital commodities.”
Response:    The Fund will replace the second full paragraph of the Company’s response to the Staff’s original Comment 9 with the following:

The Fund may invest indirectly in bitcoin through a Delaware statutory trust, Grayscale Bitcoin Trust ETF (“GBTC”) and through other pooled investment vehicles that provide exposure to crypto assets. Grayscale Bitcoin Trust ETF is one of the first spot Bitcoin ETFs in the U.S. It enables investors to gain exposure to bitcoin in the form of a security while avoiding the challenges of buying, storing, and safekeeping bitcoin, directly.

Comment 2.With respect to the Company’s response to the Staff’s original Comment 9, in the third and fourth full paragraphs of the response regarding indirect investment in bitcoin cash, we note that as a general matter the Staff objects to a registered investment company investing in private investment vehicles. Please remove disclosure regarding bitcoin cash and Litecoin, respectively, as well as the Grayscale Bitcoin Cash Trust and the Grayscale Litecoin Trust, respectively.

Response:    The Company notes that the Fund will not invest in private investment vehicles beyond the limits of the Investment Company Act of 1940. Notwithstanding, the Fund will remove the third and fourth full paragraphs of the response to the Staff’s original Comment 9.

Comment 3.With respect to the Company’s response to the Staff’s original Comment 9, in the “Crypto Asset Exposure Risk” disclosure, specifically the second paragraph, please revise disclosure regarding “digital commodities” to “crypto assets” (see Comment #1 above).

Response:    The Fund will replace the second paragraph of the “Crypto Asset Exposure Risk” in the Company’s response to the Staff’s original Comment 9 with the following:
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Bitcoin or BTC was the first decentralized crypto asset. Bitcoin is a type of crypto asset that is not issued by a government, bank or central organization. Bitcoin exists on an online, peer-to-peer computer network that hosts a public transaction ledger where crypto assets transfers are recorded (the “Blockchain”). Bitcoin has no physical existence beyond the record of transactions on the Blockchain. The bitcoin network allows people to exchange tokens of value, bitcoins, which are recorded on a public transaction ledger known as a blockchain. The Fund may invest indirectly in bitcoin through a Delaware statutory trust, Grayscale Bitcoin Trust ETF (“GBTC”) and through other pooled investment vehicles that provide exposure to crypto assets. Grayscale Bitcoin Trust ETF is one of the first spot Bitcoin ETFs in the U.S. It enables investors to gain exposure to bitcoin in the form of a security while avoiding the challenges of buying, storing, and safekeeping bitcoin, directly.

Comment 4.With respect to the Company’s response to the Staff’s original Comment 9, in the third and fourth full paragraphs of the “Crypto Asset Exposure Risk” disclosure, please remove disclosure regarding Bitcoin Cash and Litecoin, respectively, as well as the Grayscale Bitcoin Cash Trust and the Grayscale Litecoin Trust, respectively (see Comment #2 above).

Response:    The Fund will remove the third and fourth full paragraphs of the “Crypto Asset Exposure Risk” disclosure in the Company’s response to the Staff’s original Comment 9.

Comment 5.With respect to the Company’s response to the Staff’s original Comment 9, in second sentence of the fifth full paragraph of the “Crypto Asset Exposure Risk” disclosure, please do not use the term “cryptocurrency(ies)” without qualification. “Crypto asset” is preferred (see prior comments on this generally).

Response:    The Fund will replace the fifth full paragraph of the “Crypto Asset Exposure Risk” disclosure the Company’s response to the Staff’s original Comment 9 with the following:
In addition to the general risks of investing in other investment vehicles, the value of the Fund’s indirect investments in crypto assets are subject to fluctuations in the value of the crypto asset, which can be highly volatile. The value of crypto assets is determined by the supply and demand for crypto assets in the global market for the trading of crypto assets, which consists primarily of transactions on crypto asset trading platforms. The value of crypto assets has been, and may continue to be, substantially dependent on speculation, such that trading and investing in crypto assets generally may not be based on fundamental analysis. The Fund’s exposure to crypto assets can result in substantial losses to the Fund.

Comment 6.With respect to the Company’s response to the Staff’s original Comment 9, in the sixth full paragraph of the Crypto Asset Exposure Risk disclosure, please do not use disclosure that suggests crypto assets are generally “used like money” without qualification. We note that crypto assets, including bitcoin, are presently not widely accepted as a means of payment.

Response:    The Fund will replace the sixth full paragraph of the “Crypto Asset Exposure Risk” disclosure in the Company’s response to the Staff’s original Comment 9 with the following:

Crypto assets facilitate decentralized, peer-to-peer financial exchange and value storage, without the oversight of a central authority or banks. The value of crypto assets are not backed by any government, corporation, or other identified body. Crypto assets are also susceptible to theft, loss and destruction.

Comment 7.With respect to the Company’s response to the Staff’s original Comment 9, in the last sentence of the same paragraph referenced in Comment 6, please refrain from comparing crypto assets to fiat currencies in terms of the risk of theft, loss and destruction as such risks are not necessarily similar.

Response:    The requested change has been made in the revised sixth full paragraph of the “Crypto Asset Exposure Risk” disclosure in the Company’s response to the Staff’s original Comment 9 (see the proposed revision in response to the Staff’s comment immediately above).

Comment 8.With respect to the Company’s response to the Staff’s original Comment 9, in the seventh full paragraph of the “Crypto Asset Exposure Risk” disclosure, please disclose that crypto asset trading platforms may be operating out of compliance with regulation.

Response:    The Fund will replace the seventh full paragraph of the “Crypto Asset Exposure Risk” disclosure in the Company’s response to the Staff’s original Comment 9 with the following (with the additional disclosure highlighted):

Crypto assets trade on crypto asset trading platforms, which are largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for securities, derivatives and other currencies. These crypto asset trading platforms can cease operating temporarily or even permanently, resulting in the potential loss of users’ crypto assets or other market disruptions. Crypto asset trading platforms may be more exposed to the risk of market manipulation than exchanges for more traditional assets. Individuals or organizations holding a large amount of crypto assets in which the Fund may invest indirectly (also known as “whales”) may have the ability to manipulate the prices of those crypto assets. Crypto asset trading platforms on which crypto assets are traded are or may become subject to enforcement actions by regulatory authorities. Crypto asset trading platforms that are regulated typically must comply with minimum net worth, cybersecurity, and anti-money laundering requirements, but are not typically required to protect customers or their markets to the same extent that regulated securities exchanges or futures exchanges are required to do so. Furthermore, crypto asset trading platforms may be operating out of compliance with regulations, and many crypto asset trading platforms lack certain safeguards established by more traditional exchanges to enhance the stability of trading on the exchange, such as measures designed to prevent sudden drops in value of items traded on the exchange (i.e., “flash crashes”). As a result, the prices of crypto assets on crypto asset trading platforms may be subject to larger and more frequent sudden declines than assets traded on more traditional exchanges.

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If you have any questions regarding the above responses, please do not hesitate to contact Chad Fickett at U.S. Bank Global Fund Services at (608) 716-8890 or chad.fickett@usbank.com.
Sincerely,

/s/ Jay Kesslen
Jay Kesslen
Vice President, Assistant Secretary

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